CUSIP No. 911646 20 6                                          Page 1 of 5 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)[FN1]

                              U.S. BIOSCIENCE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   911646 20 6
                                 (CUSIP Number)

Kathleen K. Schoemaker                      John C. MacMurray, Esq.
Domain Associates                           Reboul, MacMurray, Hewitt,
One Palmer Square                             Maynard & Kristol
Princeton, New Jersey 08452                 45 Rockefeller Plaza
Tel. (609) 683-5656                         New York, New York  10111
                                            Tel. (212) 841-5700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 23, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------

          [FN1]The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP No. 911646 20 6                                          Page 2 of 5 Pages


1)   Name of Reporting Person                         Domain Partners
     I.R.S. Identification                            IV, L.P.
     No. of Above Person
     (If an Entity)

2)   Check the Appropriate Box                                (a) [x]
     if a Member of a Group                                   (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                  Not Applicable

5)   Check if Disclosure of
     Legal Proceedings is                             Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                  Delaware

Number of                                   7) Sole Voting         -0-
Shares Beneficially                            Power
Owned by Each
Reporting Person
With
                                            8) Shared Voting
                                               Power               -0-

                                            9) Sole Disposi-       -0-
                                               tive Power

                                           10) Shared Dis-
                                               positive Power      -0-

11)  Aggregate Amount Beneficially                                 -0-
     Owned by Each Reporting Person


12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                                -0-
     Amount in Row (11)

14)  Type of Reporting
     Person                                                        PN




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CUSIP No. 911646 20 6                                          Page 3 of 5 Pages



1)   Name of Reporting Person                         DP IV Associates,
     I.R.S. Identification                            L.P.
     No. of Above Person
     (If an Entity)

2)   Check the Appropriate Box                                     (a) [x]
     if a Member of a Group                                        (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                  Not Applicable

5)   Check if Disclosure of
     Legal Proceedings is                             Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                  Delaware

Number of                                   7) Sole Voting         -0-
Shares Beneficially                            Power
Owned by Each
Reporting Person
With

                                            8) Shared Voting
                                               Power               -0-

                                            9) Sole Disposi-       -0-
                                               tive Power

                                           10) Shared Dis-
                                               positive Power      -0-

11)  Aggregate Amount Beneficially                                 -0-
     Owned by Each Reporting Person


12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                                -0-
     Amount in Row (11)

14)  Type of Reporting
     Person                                                        PN




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CUSIP No. 911646 20 6                                          Page 4 of 5 Pages


                         Amendment No. 1 to Schedule 13D
                                 FINAL AMENDMENT

          Reference is hereby made to the statement on Schedule 13D originally filed on February 5, 1999 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and restated to read in its entirety as follows:

          (a)

          DP IV

          DP IV owns no shares of Common Stock.

          DP IV A

          DP IV A owns no shares of Common Stock.

          (b) Not Applicable.

          (c) On November 18, 1999 the Reporting Persons exercised all of the Warrants held by them in full. Effective November 23, 1999 USB was acquired by MediImmune, Inc. in a merger, and in accordance with the terms thereof each share of Common Stock of USB was exchanged for 0.15 share of common stock of MediImmune, Inc. All of the USB Common Stock beneficially owned by the Reporting Persons was disposed of in the merger.

          (d) Not Applicable.

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on November 23, 1999.






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CUSIP No. 911646 20 6                                          Page 5 of 5 Pages



                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 1999


                            DOMAIN PARTNERS IV, L.P.
                            By:  One Palmer Square Associates IV L.L.C.,
                                 General Partner

                            By /S/ KATHLEEN K. SCHOEMAKER
                                     Managing Member


                            DP IV ASSOCIATES, L.P.
                            By:  One Palmer Square Associates IV L.L.C.,
                                 General Partner

                            By /S/ KATHLEEN K. SCHOEMAKER
                                     Managing Member